Lee W. Cassidy, Esq.

Lee Cassidy Law

215 Apolena Avenue

Newport Beach, California 92662

April 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:	Emaginos, Inc.
Registration Statement on Form S-1
And amendments thereto
File No. 333-228248

To the Securities and Exchange Commission:

Emaginos, Inc. has filed with the Securities and Exchange Commission (the “Commission”) its Registration Statement and amendments on Form S-1 (File No. 333-228248).

On behalf of the Company, we hereby request the acceleration of the effective date of that Registration Statement to 9:00 a.m. EDT on Monday, April 8, 2019.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Thank you for your courtesies in this matter.

Sincerely,

/s/ Lee W. Cassidy, Esq.